Exhibit 99.127

DeFi Technologies Responds to Recent Promotional Activity Pursuant to OTC Markets’ Request

Toronto, Ontario – (June 12, 2024) – DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (Cboe CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), has received a request from the OTC Markets Group Inc. (“OTC Markets”) to issue a statement on recent promotional activity related to the Company’s common shares (the “Common Shares”) traded on the OTCQB market (operated by OTC Markets).

On June 3, 2024, the Company publicly announced that it had retained Gold Standard Media, LLC (“GSM”) to publish and distribute publicly disclosed information regarding the Company through multiple platforms including digital marketing, email marketing, and influencer marketing (the “June 3 PR”). On June 6, 2024 OTC Markets informed the Company that it became aware of such activities, including the distribution of a number of newsletter emails published by Future Money Trends (collectively, the “Newsletters”).

The Company was therefore aware of GSM’s activities respecting the Company and had in advance publicly disclosed such activities in the June 3 PR. GSM is a third-party marketing and advertising firm. The appointment of GSM, the nature of the relationship between the Company and GSM, the extent of the Company’s editorial control over the content of the materials, compensation paid to GSM, the holding of Common Shares by GSM and its affiliates, were publicly disclosed in the June 3 PR, which can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca).

The Company provided GSM with publicly available sources of information for its marketing materials. The Company is involved in reviewing the materials for accuracy with respect to any factual statements included that are directly derived from publicly available information provided to GSM prior to their dissemination and not any of the conclusions, recommendations or other statements made regarding such information or the Company generally. The Company has reviewed the materials and it does not consider the factual statements made in the materials to be materially false or misleading. In all cases, disclaimers are present to make sure the viewers contact qualified and registered brokers, investment advisors and financial advisors for personal investment advice with respect to decisions relating to purchasing the Company’s securities. Furthermore, the materials disclose compensation paid to GSM along with shareholdings of the Company by GSM and its affiliates as at June 3, 2024.

In addition to the retention of GSM, the Company has also, since May 2023, the Company engaged IRLabs, which was disclosed in the Company’s OTCQB Certification dated May 21, 2024, and Media One AG.

The OTC identified an increase in trading activity in the Common Shares since June 3, 2024. The Company notes that there has been an increase in trading activity of the Common Shares prior to the period identified by the OTC. As a result, the Company has no opinion as to whether or not or the extent to which the promotional activity outlined herein affected trading activity because of the many factors that affect trading activity of the Common Shares generally, which may include, but are not limited to:

a)	The increase in valuation of the digital assets market generally, and in particular, the digital assets under management of the Company ;

b)	Various positive business developments with the Company, including the performance of the Company’s DeFi Alpha, launch of new exchange traded products, 2024 Q1 results of the Company and the adoption of Bitcoin as a treasury reserve asset;

c)	The Company’s NCIB program; and

d)	Third party coverage of the Company, including on CNBC and the digital asset space.

Upon inquiry of Company management, and as confirmed by individual insider filings made on www.sedi.ca, none of the Company’s officers, directors or greater than 10% shareholders, have:

(i) directly or indirectly been involved in the creation of, distribution of, or payment for promotional materials related to the Company or its common shares; or (ii) sold or purchased any of the Company’s securities in the past 90 days other than:

a)	The acquisition of 250,000 Common Shares on June 5, 2024 by Stefan Hascoet, a director of the Company

b)	The disposition of 31,748 Common Shares on June 7, 2024 by Suzanne Ennis, a director of the Company;

c)	The acquisition of 250,000 Common Shares on June 7, 2024 by Mikael Tandetnik, a director of the Company; and

d)	The acquisition of 443,400 Common Shares on June 11, 2024 by Olivier Roussy Newton, the Chief Executive Officer and director of the Company.

After an inquiry to the GSM and its affiliates, to management’s knowledge, GSM and its affiliates has not sold or purchased securities of the Company within the past 90 days other than the purchase of 1.5 million Common Shares as disclosed in the June 3 PR.

Other than historical, publicly-disclosed offerings of the Common Shares, the Company has not at any point issued shares or convertible instruments allowing conversion to equity securities at prices constituting a discount to the current market rate at the time of issuance.

The Company is committed to compliance with the OTC Markets policy on stock promotion and the OTCQB standards.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

# # #

For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

3